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                         April 5, 2023

       Fernando Rodrigo Baron
       Vice President of Corporate Finance and Business Development
       AENZA S.A.A.
       Av. Petit Thouars 4957
       Miraflores
       Lima 34, Peru

                                                        Re: AENZA S.A.A.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed May 16, 2022
                                                            File No. 001-35991

       Dear Fernando Rodrigo Baron:

               We have reviewed your February 17, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.
 Fernando Rodrigo Baron
FirstName   LastNameFernando Rodrigo Baron
AENZA S.A.A.
Comapany
April       NameAENZA S.A.A.
       5, 2023
April 25, 2023 Page 2
Page
FirstName LastName
Form 20-F for the Fiscal Year Ended December 31, 2021

Report of Independent Registered Public Accounting Firm, page F-2

1. We have reviewed your responses provided in response to our letters dated December 1,
         2022 and January 20, 2023 and continue to believe that the AENZA S.A.A. financial statements are materially deficient for any years that Vizcarra y Asociados S.C.R.L. -
         Moore Peru, a firm that is not registered with the Public Company Accounting Oversight
         Board (   PCAOB   ), played a substantial role in the audit. Please
correct the material
         deficiency in your audited financial statements to comply with Section 102(a) of the
         Sarbanes-Oxley Act and PCAOB Rule 2100 that require any accounting firm playing a substantial role in the audit of an issuer be registered with the PCAOB.
       You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if
you have questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:      Juan Mendez